SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION(R) Releases Next Generation SCOPIA(TM) 3G Video Gateway dated June 4, 2007.

     2. Press release re RADVISION(R) SIP Solutions Incorporated in Advanced Videoconference System by HaiVision dated June 12, 2007.

     3. Press release re RADVISION(R) Announces General Availability of Revolutionary New Desktop Video Conferencing Solution dated June 18, 2007.

     4.   Press  release  re  RADVISION(R)   Successfully  Tests  IMS  Developer
          Products and Solutions at The IMS Plugfest II Interoperability Event dated June 21, 2007.

     5.   Press  release  re  RADVISION(R)  3G  Products  Selected  by  Deutsche
          Telefon- und Marketing-Services GmbH (DTMS) to Provide Mobile Video Communication Services dated June 25, 2007.

     6. Press release re Avistar and RADVISION Announce Patent License Agreement dated June 28, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION(R) Releases Next Generation SCOPIA(TM) 3G Video Gateway

Monday June 4, 7:00 am ET

Introducing a Unique Multi-Profile Solution for IMS and Converged Video Communications

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced the release of Version 3.0 of its market-proven SCOPIA 3G Video Gateway. This IMS-ready version introduces exciting new functionality with enhanced support for multiple diverse applications over converged networks, powerful media processing capabilities and new levels of infrastructure optimization.

The SCOPIA 3G Video Gateway bridges 3G-324M-based mobile devices and IP-based video terminals & media servers, messaging systems, RTSP streaming servers, IMS terminals, network cameras and ISDN endpoints for the delivery of advanced video and voice services.

A pioneer of gateway technology, RADVISION's SCOPIA 3G Video Gateway was first-to-market in the emerging 3G industry. This established, market-proven product enjoys widespread success, answering the needs for scalable, multi-application and redundant carrier-grade performance for operators across the globe. RADVISION's SCOPIA 3G Video Gateway is integrated and delivered to operators by world leading telecommunication equipment manufacturers and system integrators.

"The SCOPIA 3G Video Gateway supports simultaneous video and voice telephony," said Amir Fish, RADVISION 3G Gateway Product Manager. "This version adds a unique method for simultaneous profiling of different application requirements resulting in optimized end-user quality and infrastructure resource usage, along with advanced transcoding capabilities based on the latest DSP technology."

The main features of this release include:

     o    Improved   SIP/IMS-support   based  on  RADVISION's  renowned  SIP/IMS
          protocol stack, enabling carrier grade SIP Server high-availability and keep-alive mechanisms

     o "Any-to-any" transcoding with unique H.264 support for a high quality video experience - an industry first implementation

     o Enhanced rate matching and size matching for superior video quality and assured interoperability for deployment of converged services

     o Industry-first multiple application profiling with an easy-to-use graphic web interface for flexible optimized service delivery

     o Enhanced video error resiliency algorithms that deliver high video quality, including QualiVision(TM) Image Refresh


"With the introduction of Version 3.0 of the SCOPIA 3G Video Gateway, we are addressing the latest demands of major players in the 3G industry as they deploy large scale live services," said Alon Barnea, General Manager of RADVISION's Mobility & Service Provider Business Unit. "This release delivers complete "any device, any application" solutions for IMS and converged communications. Today, we are witness to the fact that the unique combination of robust carrier-grade infrastructure like the SCOPIA Interactive Video Platform and 3G Video Gateway in conjunction with interactive mobile video applications are fueling 3G usage growth - driving revenues and enhancing subscriber satisfaction and loyalty."

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) SIP Solutions Incorporated in Advanced Videoconference System by HaiVision

Tuesday June 12, 7:00 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that HaiVision Systems Inc. (Montreal, Canada), a leader in high performance network video technology, is delivering Session Initiation Protocol
(SIP) interoperability of its hai1000 product based on the RADVISION SIP Protocol Toolkit. This capability, incorporated into HaiVision's Invitation(TM) feature for the hai1000 multi-stream codec for telepresence, allows high performance network video technology to communicate with traditional video conferencing endpoints.

"With RADVISION's support, HaiVision is introducing the first product that can seamlessly bridge the gap between high performance telepresence systems and traditional conferencing endpoints," explained Francois Gariepy, HaiVision's president. "Now within a multipoint telepresence session executives can invite external participants to contribute regardless of their conferencing platform."

"We selected RADVISION because of their cross platform expertise," continued Gariepy. "They have extensive knowledge and experience in both the IP/telecom and conferencing sectors."

"We are excited about HaiVision's efforts in joining together network video with videoconferencing," stated Sagi Subocki, Product Manager with RADVISION's Technology Business unit. "SIP is the advanced standard for interaction between communications systems at all levels."

Visit RADVISION (Booth 4643) and HaiVision (Booth 4846) in the conferencing pavilion at InfoComm June 19-21 in Anaheim.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About HaiVision Systems Inc.

HaiVision Systems Inc. is a private company dedicated to improving the way people live and work through the use of advanced network video technology. HaiVision's interactive products are used in the foremost telepresence suites, boardrooms, and continuous presence distance education systems worldwide. They are used as well in the medical field supporting information and service delivery within hospital campuses and across nations. HaiVision's streaming products are also used extensively for video backhaul and distribution in broadcast, near broadcast, and IPTV applications. Please have a look at the product information, case studies, videos, and file samples available in the file download area of our web site.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Dukas Public Relations
Media Relations:
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Comm-Partners LLC
Investor Relations:
June Filingeri, +1 203-972-0186
junefil@optonline.net
or
HaiVision Systems Inc.
Ceicy Tsui, 514-334-5445, ext. 251
Email: ctsui (at) haivision.com
Web: www.haivision.com

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION(R) Announces General Availability of
Revolutionary New Desktop Video Conferencing Solution

Monday June 18, 7:00 am ET

SCOPIA(TM) Desktop Extending Room System Video Conferences to Any Remote User with a PC and an Internet Connection to be Showcased at InfoComm 07

ANAHEIM, Calif. & TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION
(Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced the general availability of its SCOPIA Desktop video conferencing solution - an important extension of the SCOPIA unified communications platform.

SCOPIA Desktop extends room system based video conferencing deployments by allowing remote users to connect to conferences and fully participate in audio, video, and data collaboration as if they were in the same room. SCOPIA Desktop uses a freely distributable Web-based plug-in that can be used by anyone inside or outside the enterprise firewall. SCOPIA Desktop makes it easy to connect to and fully participate in meetings no matter where users are - at their desk, at a customer location, or in a hotel in another part of the world; further extending one of the SCOPIA platform's missions to easily connect any communications device anywhere.

Traditional video conferencing users have benefited from the value of voice, video and data collaboration between conference rooms, but there has been no simple way to include users at their desktops or remote users on laptops that did not involve complex software installations, expensive licensing fees or firewall traversal problems. SCOPIA Desktop eliminates these issues.

SCOPIA Desktop Highlights:

     o Delivers a high quality interactive video collaboration experience from a PC

     o Provides face-to-face communication to conferencing room systems that is as easy as Web conferencing

     o Accessed through a freely distributed browser plug-in so anyone, anywhere can participate in a conference

     o Includes automatic and transparent firewall traversal for users outside the enterprise network

     o Offers the same experience for all participants, whether connected from a conference room or a PC

     o Enables data collaboration interoperability via H.239 with room systems

     o Provides conference broadcasting via streaming to large audiences, including both PC and Mac users

     o Is centrally managed and deployed for remote users eliminating IT administration headaches

RADVISION will be exhibiting a broad range of advanced video solutions including SCOPIA Desktop and High Definition (HD) video conferencing capability at InfoComm 07, June 19-21, Anaheim Convention Center, Anaheim, California, booth 4643 in the Collaborative Conferencing Pavilion.

SCOPIA Desktop has gone through extensive testing with hundreds of live conferences involving many locations, customers and partners. Meeting participants have successfully connected with SCOPIA Desktop's Web-based client from a full range of locations regardless of their firewall configurations. The initial reaction to the product has been very positive from customers and partners.

"SCOPIA Desktop has made it possible to extend our room system deployment to users at their PCs in a way that has not been possible with any other solution in the market until now," said Oscar Monrio de la Herran, IT Manager of Banco Espirito Santo S.A., Sucursal en Espana. "RADVISION's solution delivers what is really needed for desktop conferencing with their Web-based client, transparent firewall traversal, and interoperable data sharing between room conferencing and desktops. Now we can allow users to participate in group conferences no matter where they are and we are seeing significant productivity gains from this capability."

Boaz Raviv, RADVISION's CEO, said, "We are excited to deliver SCOPIA Desktop to the market. Our customers have been telling us that they want a simple way to connect their room conferencing installations to desktop and remote users and we are delivering that capability today. We are pleased to bundle this capability into our award winning SCOPIA platform, further enhancing the value of the SCOPIA family to our customers."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                                  Source: RADVISION

RADVISION(R) Successfully Tests IMS Developer Products and Solutions at The IMS Plugfest II Interoperability Event

Thursday June 21, 7:00 am ET

Participation in the IMS Forum PlugFest II is Further Testimony to RADVISION's Commitment to IMS Interoperability TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that it successfully tested several IMS products at the IMS Forum's IMS Plugfest(TM) II interoperability testing (IOT) event held June 4 through 8 at the University of New Hampshire InterOperability Lab in Durham, NH. RADVISION is an active member of the IMS Forum, the industry's only forum dedicated to the acceleration of IP Multimedia Subsystem (IMS) application and service interoperability, in addition to chairing an IMS Activity Group for IMS client IOT.

"RADVISION's IMS SIP Toolkit, IMS DIAMETER Toolkit, and ProLab(TM) IMS Testing Suite were an instrumental part of the IMS Forum Plugfest," reported Adi Paz, Senior Director of Product Management and Marketing for RADVISION's Technology Business Unit. "RADVISION's IMS Express(TM), the complete IMS Development Suite includes these products and more, and offers the most comprehensive suite of IMS-compliant development tools available in the market. RADVISION places special emphasis on IOT, especially in the area of IMS as it emerges to become an industry standard. This is why RADVISION considers the IMS Forum's Plugfest to be one of the most important events in the field of IMS, and is honored to participate and help vendors achieve new levels of interoperability."

RADVISION's IMS Express, the complete IMS Development Suite includes all the necessary signaling and media protocols to easily and cost-effectively meet the IMS challenge.

-- IMS SIP Toolkit                     -- IMS Client Suite
-- IMS MEGACO/H.248 Toolkit            -- ProLab(TM) IMS Test Solution
-- IMS DIAMETER Toolkit                -- IMS SIP Server Platform
-- IMS Advanced-RTP/RTCP Toolkit

IMS Plugfest II is the second in a series of open testing events that are designed to foster interoperability by establishing an industry-recognized interoperability certification for IMS services and applications. The Plugfest testing events are creating industry-recognized interoperability test plans for IMS applications and services, allowing service providers to expedite IMS service rollout.

The first Plugfest focused on interoperability of the IMS transport layer. Building on Plugfest I, the second Plugfest event, or Plugfest II, tests interoperability for VoIP, IP Centrex, SMS and Fixed-Mobile Convergence functionality.

"RADVISION has contributed to the planning and execution of our Plugfest interoperability events," said Michael Khalilian, Chairman and President of the IMS Forum. "Protocol stacks are an essential part of the success of the IMS ecosystem. We are pleased to see RADVISION taking part in the IMS Plugfest."

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About the IMS Forum:

The IMS Forum(R) is a global, non-profit industry association devoted to interoperable IP Multimedia Subsystems services and solutions. IMS Forum's mission is to accelerate the interoperability of IMS applications and services, enabling enterprise and residential consumers to quickly benefit from the delivery of quadruple play voice, video, internet and mobile services over broadband via cable, wireless and fixed networks. The IMS Forum is the creator and organizer of the IMS Plugfest(TM), the industry's only event focused on IMS services interoperability verification and certification.

Through its organized Plugfests, working group interaction, and other activities, forum members are able to develop cost-effective technical frameworks for converged IP services over wireline, cable, 3G, WiFi and WiMAX networks. For additional information or to join the IMS Forum and the IMS Plugfests, please visit www.IMSForum.org

For Further Information contact:
Cathy N. Clarke
IMS Forum
617-527-2089
pr@imsforum.org

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net
or
IMS Forum
Cathy N. Clarke, 617-527-2089
pr@imsforum.org

                                                                          ITEM 5

Press Release                                                  Source: RADVISION

RADVISION(R) 3G Products Selected by Deutsche Telefon- und Marketing-Services GmbH (DTMS) to Provide Mobile Video Communication Services

Monday June 25, 7:00 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that Deutsche Telefon- und Marketing-Services GmbH (DTMS), the leading provider of value added services in Germany, is using RADVISION solutions for interactive video services for 3G customers. The initial deployment with RADVISION's carrier-class SCOPIA(TM) 3G Video Gateway is enabling the delivery of advanced video and voice services over hundreds of concurrent channels.

RADVISION's SCOPIA 3G Video Gateway bridges between IP based video communication content and 3G handsets, enabling the roll out of a variety of services, including PC-to-Mobile, video clip streaming, live web cams and surveillance in the security environment, as well as 3G connectivity with room-based video conferencing systems.

The service deployment supports DTMS' overall mobile strategy, having defined the mobile arena as one of the most important market segments in its portfolio, and becoming one of the leading service providers in Germany developing multimedia applications for the mobile market.

"DTMS was identified as a key partner to advance the drive towards mobile video communications in Germany," said Andreas Zenger, Country Manager of RADVISION GmbH in Germany. "We are proud that RADVISION solutions meet DTMS' requirements for high quality standards equipment. The SCOPIA 3G Video Gateway was selected by DTMS for its carrier grade functionality including redundancy, scalability and availability."

"RADVISION has over 15 years of development experience in video over IP technologies, and for us, was the only possible partner to provide these services in Germany," added Bjoern M. Reiter, Manager Mobile Business at DTMS.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

About DTMS - Simply Adding Value:

1998, DTMS 'Deutsche Telefon- und Marketing Services' GmbH was founded in Mainz, Germany, by a small group of telecommunication specialists. DTMS is rooted in the world of value added services based on landline (fixed) networks. The company started its services on the newly liberated telecommunications market in Germany with a simple and clear message: service numbers and connected value added services. Since the year 2000, DTMS follows a special service philosophy for all business customers who have their own call centre organization:
Application Service Providing (ASP) that means the realization of technical solutions on the DTMS Intelligent Network platform (IN). Through constant interchange with the customer, DTMS identifies the customer's specific needs, implements the found approach on the IN platform and develops in the process new product offerings, applications and improved instruments for call centre management. The DTMS approach covers all fixed and mobile networks as well as the internet, and reaches therefore the highest independence from the effects of convergence. The dialog organization doesn't need to invest in its own hard- and software solutions for voice based intersections. Today, DTMS is an established provider for professional voice portals concerning the business customer service area in Germany, Austria (ATMS, Vienna) and the Czech Republic. DTMS is shareholder of several companies, among them 11840-Voice Commerce GmbH in Mainz, As of July 2005, the DTMS belongs to the business process management specialist group D+S in Hamburg. D+S Europe AG is listed on the SDAX (ISIN DE0005336804).

For further information about DTMS, please contact:
Renate Neuhierl
Public Relations & Public Affairs
Renate.Neuhierl@dtms.de

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1-516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net
or
For further information about DTMS:
Renate Neuhierl
Public Relations & Public Affairs
Renate.Neuhierl@dtms.de

                                                                          ITEM 6

Press Release                         Source: Avistar Communications Corporation

Avistar and RADVISION Announce Patent License Agreement

Thursday June 28, 7:00 am ET

SAN MATEO, Calif. & TEL AVIV, Israel--(BUSINESS WIRE)--Avistar Communications Corp. (Nasdaq:AVSR - News), a desktop video collaboration platform provider, and RADVISION(R) Ltd. (Nasdaq:RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications, today announced that they have entered into an agreement to cross license their patent portfolios.

Under the license agreement, Avistar UK, a wholly owned subsidiary of Avistar Communications Corp., has granted RADVISION a non-exclusive worldwide patent license to all of Avistar's patents for the field of videoconferencing according to Avistar's standard terms and conditions. RADVISION, in turn, has granted Avistar a license to all of RADVISION's patents in the same field. As part of the agreement, RADVISION will make a one-time payment to Avistar UK of approximately $4.0 million.

"This agreement gives both RADVISION and Avistar the opportunity to leverage each other's intellectual property to further develop the usage and adoption of visual communications into the daily workflow, long a goal of Avistar," said Gerald J. Burnett, Chairman and CEO of Avistar. "Additionally, we welcome the opportunity to mutually explore the incorporation of RADVISION's infrastructure into our product offerings."

Boaz Raviv, Chief Executive Officer of RADVISION, stated: "We are pleased that our licensing discussions with Avistar have opened the door to potential new opportunities for both of our companies."

About Avistar Communications Corporation

Avistar develops, markets, and supports a video collaboration platform for the enterprise, all powered by the AvistarVOS(TM) software. From the desktop, Avistar delivers business-quality video calling, recording, publishing to web and e-mails, video-on-demand, broadcast origination and distribution, and document sharing. Avistar video-enables business processes by integrating visual communications into the daily workflow and connecting communities of users within and across enterprises. Founded in 1993, Avistar is headquartered in San Mateo, California, with offices in New York and London. Avistar's technology is used in more than 40 countries.

Collaboration Properties, Inc. (CPI), a wholly owned subsidiary of Avistar Communications Corporation, holds a current portfolio of 76 patents for inventions in the primary areas of video and network technology. CPI pursues patents for presence-based interactions, desktop video, recorded and live media at the desktop, multimedia documents, data sharing, and a service-rich video network architecture to support Avistar's product suite and customers. CPI offers licenses to its patent portfolio and Avistar's video-enabling technologies to companies in the video conferencing, rich-media services, public networking, and related industries. Current licensees include Sony Corporation, Polycom, Inc., Tandberg ASA and Emblaze-VCON.

For more information, visit www.avistar.com and www.collabprop.com.

About RADVISION

RADVISION (NASDAQ:RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless -- for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties, including statements regarding the usage and adoption of visual communications into the daily workflow, the incorporation of RADVISION's infrastructure into Avistar's product offerings and potential new opportunities for Avistar and RADVISION. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, changes in the technology or business direction of the two companies, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's and Avistar's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report and Avistar's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Copyright (c) 2007 Avistar Communications Corporation. All rights reserved. Avistar, AvistarVOS, and the Avistar logo are trademarks or registered trademarks of Avistar Communications Corporation. Other company, product or service names may be trademarks or service marks of others.


Contact:
Avistar Communications Corporation
John Carlson, +1-650-525-3365
jcarlson@avistar.com
or
SIPR
Judy Curtis, +1-650-274-1509
judy@SIPR.com
or
RADVISION Ltd.
Tsipi Kagan, +1-203-689-6340
Chief Financial Officer
cfo@radvision.com
or
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              RADVISION LTD.
                                  (Registrant)



                              By /s/Arnold Taragin
                                 -----------------
                                 Arnold Taragin
                                 Corporate Vice President and General Counsel



Date:  June 29, 2007